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Mail Processing Section
MAR 02 2021
Washington DC

SEC FILE NUMBER
8-31461

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTONE & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 WALL STREET
(No. and Street)

(City) (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO., LLC
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donato J. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTONE & CO., LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuttone & Company, LLC

Financial Statement
December 31, 2020
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cuttone & Company, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cuttone & Company, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cuttone & Company, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cuttone & Company, LLC's management. Our responsibility is to express an opinion on Cuttone & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cuttone & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Cuttone & Company, LLC's auditor since 2005.
New York, New York
February 26, 2021

Cuttone & Company, LLC

Statement of Financial Condition

December 31, 2020

ASSETS		
Cash and cash equivalents	$	1,307,239
Resricted cash		488,985
Receivables from clearing brokers		1,066,644
Receivables from other brokers		1,143,199
Deposit accounts with clearing brokers		257,265
Capitalized technology development costs		570,386
Other assets		45,587
TOTAL ASSETS	$	4,879,305
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	1,157,917
Note payable SBA (Paycheck Protection Program)		488,985
Commissions payable		367,813
TOTAL LIABILITIES		2,014,715
MEMBER'S EQUITY		2,864,590
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,879,305

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, LLC (the "Company") was organized on January 21, 2016 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Cuttone Holdings, LLC (the "Holding Company"). Effective January 28, 2021, the Company changed its name to DriveWealth Institutional LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). The Company executes proprietary trading of securities for its own account.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

Cash consists of deposits with banks, which are all highly liquid investments with original maturities of three months or less.

Income Taxes

The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The Holding Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. The Holding Company is a limited liability company electing to be treated as a partnership for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

The Holding Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2020. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable and as a component of income tax expense.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Restricted Cash

During the year ended December 31, 2020, the Company implemented ASU 2016-18, Statement of Cash Flows *(Topic 230), Restricted Cash*. Accordingly, the presentation of restricted cash and restricted cash equivalents in the statement of cash flows has been revised, and additional newly required disclosure has been made in Note 3 to present information about the nature of restricted cash and restricted cash equivalents. The adoption of this standard has no effect on the previously reported member's equity as of December 31, 2019.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Accounting
The Company adopted the lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations for its various office locations are on a month to month basis which are deemed to be short term.

Paycheck Protection Program Note
The Company has chosen to account for the loan under FASB ASC 470, *Debt.* No imputed interest is recorded as the below market interest rate applied to this loan is governmentally prescribed. If the Company is successful in receiving forgiveness for these portions of the loan used for qualifying expenses, those amounts will be recorded as a gain upon extinguishment (See Note 11).

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows at December 31, 2020:

Cash and cash equivalents	$ 1,307,239
Restricted cash (See Note 11)	488,985
	$ 1,796,224

4 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

As of December 31, 2020, the amount due from clearing and other brokers includes commissions earned and not paid out by the Clearing Brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from the clearing and other brokers at December 31, 2020 consists of the following:

Commissions earned and cash balances Due from clearing brokers	$ 1,066,644
Direct billing due from other brokers	1,143,201
	2,209,845
Deposit accounts with clearing brokers	257,265
	$ 2,467,110

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

5 - CAPITALIZED TECHNOLOGY DEVELOPMENT COSTS

The Company has combined with outside third-party software developers in developing a principal facilitation tool to power their institutional and principal trading arm. This software will connect marketplace and customers and allow a retail broker the ability to provide free trading with payment for order flow on a principal basis.

During the year ended December 31, 2020, the development of the principal trading facilitation technology continues to move toward feasibility and the Company has been in discussions with potential users. As of December 31, 2020, the Company has determined that the technology has reached feasibility in conjunction with the sale of technology effective December 31, 2020 pursuant to the contract for sale of the Company.

6 - RELATED PARTY TRANSACTIONS

The Company may advance funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2020, there was no amount due from related parties.

7 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2020, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $1,546,224.

Three brokers represented approximately 42% of receivables from other brokers at December 31, 2020.

8 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of $1,752,826 which was $1,651,111 in excess of its required net capital of $101,715. The Company's net capital rate was 87%.

10 - OFF BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11 - PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $488,985. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the covered period within the year ended December 31, 2020. The Company applied for PPP loan forgiveness in October 2020 and is awaiting approval. The Company anticipates that the entire loan balance of $488,985 will be forgiven, and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree. The Company has deposited $488,985 into an escrow account for the purposes of repaying the loan in the event the loan is not forgiven.This escrow account is classified as restricted cash on the statement of financial condition. Management has treated the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.

12 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2021 and February 26, 2021, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.